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September 20, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu and Lulu Cheng

Re:	Honda Auto Receivables 2014-2 Owner Trust

Honda Auto Receivables 2016-2 Owner Trust

Forms 10-K for Fiscal Year Ended March 31, 2017

Filed June 16, 2017

File Nos. 333-183223-07 and 333-205883-02

On behalf of American Honda Receivables LLC (the “Depositor”), I submit this letter in response to the letter (the “Comment Letter”) dated August 22, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, relating to the above referenced Forms 10-K for Fiscal Year Ended March 31, 2017.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Honda Auto Receivables 2014-2 Owner Trust

Exhibit 33.1

1.       We note that Item 1122(d)(3)(ii) relating to an assessment that the amounts due to investors are allocated and remitted in accordance with time frames, distribution priority and other terms set forth in the transaction agreements is identified as an applicable servicing criterion performed by the servicer. We note, however, the servicer’s assessment of compliance (Exhibit 33.1) specifies that the servicer’s responsibility relating to Item 1122(d)(3)(ii) is limited to amounts remitted to the indenture trustee (rather than the investors), and that the indenture trustee would provide separate assessment for this criterion. We further note that the indenture trustee’s assessment of compliance (Exhibit 33.2) specifies that the indenture trustee’s responsibility relating to Item 1122(d)(3)(ii) does not apply to allocating amounts due to investors. Please tell us which servicing participant is responsible for ensuring that the amounts due to investors are properly allocated and whether an assessment of compliance for this part of the criterion was performed.

We have amended the above-captioned Form 10-K in order to include an amended Exhibit 33.1 that reflects an updated footnote in order to make clear that American Honda Finance Corporation (“AHFC”) is responsible for ensuring that the amounts due to investors are properly allocated.  We confirm that future filings for Honda Auto Receivables 2014-2 Owner Trust and any other transaction for which AHFC is servicer will also include a similar footnote.

Honda Auto Receivables 2016-2 Owner Trust

Exhibit 33.1

2.       We note that Item 1122(d)(3)(ii) relating to an assessment that the amounts due to investors are allocated and remitted in accordance with time frames, distribution priority and other terms set forth in the transaction agreements is identified as an applicable servicing criterion performed by the servicer. We note, however, the servicer’s assessment of compliance (Exhibit 33.1) specifies that the servicer’s responsibility relating to Item 1122(d)(3)(ii) is limited to amounts remitted to the indenture trustee (rather than the investors), and that the indenture trustee would provide separate assessment for this criterion. We further note that the indenture trustee’s assessment of compliance (Exhibit 33.2) specifies that the indenture trustee’s responsibility relating to Item 1122(d)(3)(ii) is applicable only as it relates to remittances. Please tell us which servicing participant is responsible for ensuring that the amounts due to investors are properly allocated and whether an assessment of compliance for this part of the criterion was performed.

We have amended the above-captioned Form 10-K in order to include an amended Exhibit 33.1 that reflects an updated footnote in order to make clear that AHFC is responsible for ensuring that the amounts due to investors are properly allocated.  We confirm that future filings for Honda Auto Receivables 2016-2 Owner Trust and any other transaction for which AHFC is servicer will also include a similar footnote.

2

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Stuart Litwin
Stuart Litwin

cc:	Jan Zimmerman

[Signature Page to Response Letter]